

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

Martin W. Mackay, Ph.D.
Chief Executive Officer
234 Church Street, Suite 1020
New Haven, CT 06510

> **Re:** **Rallybio Corporation**
> **Registration Statement on Form S-1, as amended**
> **Exhibit Nos. 10.1-10.6**
> **Filed July 2, 2021**
> **File No. 333-257655**

Dear Dr. Mackay:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance